UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

Sagoon, Inc.
(Exact name of issuer as specified in its charter)

Delaware	20-5886599
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1980 Teasel Ct.
Woodbridge, VA 22192
(Full mailing address of principal executive offices)

703-762-6560
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

Sagoon, Inc. (the “company”) was formed on December 29, 2006, as a Delaware Corporation, for the general purpose of owning and operating the Sagoon website. Sagoon has not generated any revenues.

The consolidated financial statements included in this filing are as of June 30, 2018 and for the six months ended June 30, 2018 and 2017. The filings are unaudited and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management, all adjustments necessary to make interim consolidated statements of operations not misleading have been included.

Operating Results

The company has never realized net profits and has been operating at a net loss since inception. The platform provides the ability to build social connections and share secret messages, both publicly and privately. Additionally, it allows users to organize daily tasks, organize schedules and “chat” via MoodTalk. Sagoons’ current features available on desktops and mobile include the following: (i) MyDay, (ii) Secret Sharing and (iii) MoodTalk.

Our net revenues for the six months ended June 30, 2018 (“Interim 2018”) was $0, compared to $0 for the six months ended June 30, 2017, (“Interim 2017”). We anticipate that we will generate revenue through advertising and the commissions from selling gift cards and coupons by December 31, 2019.

For Interim 2018, operating expenses were $1,157,646 compared with $882,912 for Interim 2017, a 31% increase. We attribute this increase primarily to the ramping up of our operations. While we decreased general and administrative spending, the primary component of our increased expenses was increased spending on sales and marketing, which increased from $86,630 to $513,191 at Interim 2017 and Interim 2018 respectively and research and development, which increased from $ $281,999 to $388,694 at Interim 2017 and Interim 2018 respectively. Included in those expenses are increased costs related to the following: (i) outsourced project development, (ii) salaries and wages, (iii) travel to and from India, (iv) web hosting and other related costs, (v) advertising, and (vi) increased costs related to our Regulation A offering.

As of June 30, 2018, the company had 36 full-time and part-time employees representing approximately $136,000 in monthly operating expenses.

2

During Interim 2017, the company recorded a one-time expense of $2,639,401. This expense was the result of the conversion of existing notes into Class C Common Stock of the company. The conversion price was a significant per share discount in comparison to the valuation of Class C Common Stock offered to third parties at that time.

As a result of the foregoing factors and cash interest payments, our net loss for Interim 2018 was $1,151,760, compared to $3,593,738 for Interim 2017 a decrease of 68%. Without the one-time expense as a result of the conversion of certain notes into Class C Common Stock, our net loss for Interim 2017 was $954,337.

Our plan of operations over the next twelve months consists of the following:

 PRODUCT DEVELOPMENT AND SUPPORT

•	Continue development and rollout of our desktop and mobile web services applications.

•	Update and improve current services: My Day, Secret Message and MoodTalk for web desktop and mobile web.

•	Launch It’s Me - a professional and personal page.

•	Launch Social Smart Card - a shopping and gifting card. We believe that Social Smart Card will generate revenue for Sagoon.

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY

•	Develop robust technology infrastructure to support millions of users engaging and communicating through web desktop and mobile web.

•	Develop a robust and a scalable mobile application infrastructure to support multiple vendors’ mobile devices.

•	Develop and integrate big data structure and algorithm to support user data and communication, shopping and gifting and monetization system.

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

•	Expand the office space in New Delhi, India and Northern Virginia, U.S.

•	Develop employee benefits package, and executive compensation package.

•	Develop partnership with retail vendors and sell channels to implement “Social Smart Card” in India and US.

•	Run events for product launch, branding and tradeshow.

We believe that we will require approximately $5,000,000 and up to $7,000,000 to conduct planned operations for the next twelve months. We believe that the resources we currently have on hand would permit planned operations for four months. We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt instruments. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

3

Liquidity and Capital Resources

As of June 30, 2018, we had $263,846 of cash and cash equivalents. We believe that we will be able to conduct operations for a minimum of four months with our current cash on hand without regard to additional proceeds we expect to receive from the Regulation A offering.

During the six months ended June 30, 2018, the company sold 60,143 shares of Class C Common Stock for net cash proceeds of $1,383,291 to various individuals under our Regulation A offering.

As of June 30, 2018, we had $1,013,271 in total liabilities. This includes a related party note payable to our Chief Executive Officer and various shareholders in the amount of $239,797.

During the six months ended June 30, 2018 and 2017, in additional to his salary of $120,000 annually, the Chief Executive Officer received $0 and $12,000 in rental payments, respectively. The rent payments are recorded net of the salary paid to the Chief Executive Officer.

Trend Information

Our target market encompasses the world’s 3.1 billion social media users. We have a strong media reputation in South Asia. As of December 31, 2017 we had 119,000 Facebook followers globally compared to 150,000 as of Interim 2018, a 26% increase. Further, as of December 31, 2017 thousands of people visited our site on a monthly basis. Currently, we know that millions of people visit our site on a monthly basis. We believe the increase in site visits is due to fundraising and marketing activities. Sagoon has spent approximately $50,000 on marketing activities since its inception.

The company currently has no sales and limited marketing and distribution capabilities. The company has limited experience in developing, training and managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay the launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote to sales and marketing.

The company's industry is characterized by rapid changes in technology and consumer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate consumer demands, develop new products and enhance our current products on a timely and cost-effective basis.

Item 2.

OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

4

Item 3. Financial Statements

SAGOON, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Consolidated Financial Statements as of June 30, 2018 and December 31, 2017, and for the six months ended June 30, 2018 and 2017:

5

SAGOON, INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2018	December 31, 2017
		(as restated)
Assets
Current assets:
Cash	$263,846	$314,904
Other current assets	19,787	-
Total current assets	283,633	314,904

Property and equipment, net	21,009	10,295
Other assets	4,520	4,520
Total assets	$309,162	$329,719

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$119,186	$173,598
Accrued liabilities	139,543	127,021
Notes payable- net of discounts of $1,515 and $6,407, respectively	334,466	360,542
Related party notes payable	239,797	259,797
Total current liabilities	832,992	920,958

Convertible debt - net of discounts of $29,721 and $43,473, respectively	180,279	166,527
Total liabilities	1,013,271	1,087,485

Commitments and contingencies

Stockholders' Deficit:
Common Stock:
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at June 30, 2018 and December 31, 2017, respectively	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at June 30, 2018 and December 31, 2017, respectively	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 289,946 and 232,304 issued and outstanding at June 30, 2018 and December 31, 2017, respectively	29	23
Additional paid-in capital	6,876,291	5,826,568
Subsriptions receivable	-	(155,688)
Accumulated deficit	(7,647,850)	(6,419,008)
Accumulated other comprehensive loss	67,085	(9,997)
Total stockholders' deficit	(704,109)	(757,766)
Total liabilities and stockholders' deficit	$309,162	$329,719

See accompanying notes to the consolidated financial statements.

6

SAGOON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2017

Revenues	$-	$-

Cost of revenues	-	-

Gross profit	-	-

Operating expenses:
General and administrative	255,761	514,283
Sales and marketing	513,191	86,630
Research and development	388,694	281,999
Total operating expenses	1,157,646	882,912

Operating loss	(1,157,646)	(882,912)

Other expenses:
Interest expense	(71,196)	(71,425)
Loss on extinguishment of note payable	-	(2,639,401)
Total other expenses	(71,196)	(2,710,826)

Loss before provision for income taxes	(1,228,842)	(3,593,738)

Provision for income taxes	-	-

Net loss	$(1,228,842)	$(3,593,738)

Foreign currency translation gain	77,082	-

Other comprehensive loss	$(1,151,760)	$(3,593,738)

Basic and diluted net loss per common share	$(0.34)	$(1.04)
Weighted average shares outstanding - basic and diluted	3,619,427	3,456,154

See accompanying notes to the consolidated financial statements.

7

SAGOON, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,228,842)	$(3,593,738)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,142	2,837
Fair value of officer services	-	12,000
Imputed interest on notes payable	7,593	11,273
Amortization of debt discount	18,644	9,837
Loss on extinguishment of notes payable	-	2,639,401
Changes in operating assets and liabilities:
Other current assets	(19,787)	-
Accounts payable	(54,412)	63,096
Accrued liabilities	12,522	40,547
Deferred offering costs	-	(60,000)
Net cash used in operating activities	(1,260,140)	(874,747)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(14,856)	(1,770)
Net cash used in investing activities	(14,856)	(1,770)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	1,197,824	1,457,328
Proceeds from notes payable	-	47,000
Repayment of notes payable	(30,968)	(30,500)
Repayment of related party notes payable	(20,000)	(66,456)
Net cash provided by financing activities	1,146,856	1,407,372

Cash effects of foreign currency	77,082	-

Increase in cash and cash equivalents	(51,058)	530,855
Cash and cash equivalents, beginning of year	314,904	295,383
Cash and cash equivalents, end of year	$263,846	$826,238

Supplemental disclosures of cash flow information:
Cash paid for interest	$23,615	$-
Cash paid for income taxes	$-	$-

Non cash investing and financing activities:
Extinguishment of notes payable and accrued interest with Class C Common Stock	$-	$298,757

See accompanying notes to the consolidated financial statements.

8

SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”).

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of Sagoon, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim consolidated financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of and for the years ended December 31, 2017 and 2016. The results of operations for the six months ended June 30, 2018 and 2017 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of June 30, 2018 has incurred cumulative net losses of $7,647,850 since inception and has a working capital deficit of $549,359. The Company currently has limited liquidity and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

9

SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents as of June 30, 2018 and 2017 related to convertible notes payable for which the effects would be anti-dilutive.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder’s deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At June 30, 2017, the foreign currency translation was immaterial due to the limited amount of assets and liabilities related to our foreign subsidiaries. The effect of foreign currency translation gain (loss) has been reflected during the six months ended June 30, 2018 and 2017.

10

SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASUs” or “ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In May 2014, the FASB issued ASU No.  2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific requirements. ASU 2014-09 establishes a five-step revenue recognition process in which an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The Company adopted this standard on January 1, 2018 with little impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

Restated Consolidated Financial Statements

The December 31, 2017, consolidated financial statements have been restated to reflect the consolidation of the Company's wholly owned subsidiary, Sagoon Nepal Private Limited, for which had previously been incorrectly excluded. The primary impact on the consolidated financial statements was to include a $100,000 convertible note payable for which the proceeds were received throughout 2016 and 2017 and accrued interest on such. The proceeds of the convertible note were used to fund sales and marketing activities for which were expensed during the same periods. The convertible note received the same terms as other convertible notes issued during the same period, see Note 4 for additional discussion of convertible note terms. Upon recording the note, a beneficial conversion feature of $33,929 was calculated for which amortization of that discount had to be recorded. Below are the effects of such restatement on the related consolidated financial statements as indicated.

11

SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table summarizes changes made to the December 31, 2017 consolidated balance sheet:

	As Reported	Adjustments	As Restated
Cash	$312,112	$2,792	$314,904
Total current assets	$312,112	$2,792	$314,904

Accrued liabilities	$114,265	$12,756	$127,021
Total current liabilities	908,202	12,756	920,958

Convertible debt - net of discount of $25,028 as reported and $43,473 as restated	84,972	81,555	166,527
Total liabilities	$993,174	$94,311	$1,087,485

Additional paid-in capital	$5,792,639	$33,929	$5,826,568
Accumulated deficit	(6,293,560)	(125,448)	(6,419,008)
Total stockholders' deficit	$(666,247)	$(91,519)	$(757,766)

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2018 and December 31, 2017 consisted of the following:

	June 30, 2018	December 31, 2017
Computers and software	$40,592	$25,736
Furniture	5,000	5,000
Less: Accumulated depreciation	(24,583)	(20,441)
Property and equipment, net	$21,009	$10,295

Depreciation expense for the six months ended June 30, 2018 and 2017 was $4,142 and $2,837, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of June 30, 2018, the Company owed principal and accrued interest of $66,949 and $56,335, respectively. As of December 31, 2017, the Company owed principal and accrued interest of $66,949 and $48,301, respectively. The Company has agreed to various repayment scenarios; however, none have been complied with. Thus, the amounts are considered due on demand. Interest expense for the six months ended June 30, 2018 and 2017 was $8,034 and $8,034, respectively.

Commencing on September 1, 2015 and through March 27, 2017, the Company borrowed a total of $296,500 and repaid $30,500 from a third party to be used in operations. Under the terms of the agreement, the note incurred interest at 8.0% per annum and was due on demand. In addition, the Company provided the holder with the right to purchase future shares of common stock at a 25% discount to the then fair market value. The agreement didn't provide for the number of shares or time table to which the right is available. On March 27, 2017, the Company issued the holder and certain related parties a total of 127,746 shares of Class C common stock based upon a conversion price of $2.80 per Class C common share. The Company valued the shares at $2,938,158 based upon $23 per share, the rate to which Class C common stock was being sold to third parties at the time of conversion. The Company recorded a loss on extinguishment of $2,639,401 which represented the fair market value of the Class C common stock issued in excess of the note and accrued interest of $266,000 and $32,757 relieved, respectively.

12

SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Commencing on October 28, 2016, the Company borrowed a total of $300,000 from a third party to be used in operations. The Company received proceeds of $288,546, net of closing costs. Under the terms of the agreement, the loan is an interest only loan and incurs interest at 12% per annum with interest due monthly and the principal due October 1, 2018. The loan is secured by real property held by the co-founder. As of June 30, 2018, the Company owed principal of $269,032 and no accrued interest. As of December 31, 2017, the Company owed principal of $300,000 and accrued interest of $4,309, respectively. Interest expense for the six months ended June 30, 2018 and 2017 was $18,732 and $18,000, respectively. The discount is being amortized using the straight-line method over the term of the note payable. During the six months ended June 30, 2018 and 2017, the Company amortized $4,892 and $2,957, respectively, of the discount to interest expense. As of June 30, 2018, and December 31, 2017, a discount of $1,515 and $6,407, respectively, remained. The Company has reflected the note payable as a current liability as of June 30, 2018 and December 31, 2017 on the accompanying consolidated balance sheet.

Convertible Notes Payable

To date, the Company has received proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of issuance (dates ranging from August to October 2019) and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the six months ended June 30, 2018 and 2017, the Company amortized $13,752 and $6,880, respectively, of the discount to interest expense. As of June 30, 2018 and December 31, 2017, a discount of $29,721 and $43,473, respectively, remained. Interest expense for the six months ended June 30, 2018 and 2017 was $8,250 and $8,250 with $42,146 and $33,896 in accrued interest due as of June 30, 2018 and December 31, 2017, respectively.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. During the year ended December 31, 2016, the Company received $90,000 in proceeds, for which $15,000 in repayments have been made, which have interest rates varying from 8-12% per annum and maturing at various times in 2017. Various notes are in default based on their maturity dates. The remaining proceeds received in 2016 were non-interest bearing. As of June 30, 2018 and December 31, 2017, principal amounts due to the Chief Executive Officer and shareholders under these loans was $239,797 and $259,797, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the six months ended June 30, 2018 and 2017, the Company recorded imputed interest expense related to these loans of $7,593 and $11,273, respectively. Interest expense for the six months ended June 30, 2018 and 2017 was $2,400 and $2,400, respectively, with $13,200 and $10,800 in accrued interest due as of June 30, 2018 and December 31, 2017, respectively.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

13

SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

During the year ended December 31, 2017, the Company sold 96,057 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $2,209,311, for which $155,688 was recorded as a subscription receivable. The subscription receivable was collected during the six months ended June 30, 2018.

The costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense. During the year ended December 31, 2017, the Company included $278,231 of offering costs as an offset to the proceeds from the sale of Class C shares.

During the six months ended June 30, 2018 and 2017, the Chief Executive Officer contributed services with a fair market value of zero and $12,000, respectively. The contributed services are recorded as additional consideration over the amounts paid of zero and $136,000 per year to the Chief Executive Officer during the six months ended June 30, 2018 and year ended December 31, 2017, respectively.

See Note 4 for discussion related to imputed interest and conversion of note into shares of Class C common stock.

During the six months ended June 30, 2018, the Company sold 60,143 shares of Class C common stock at a per share price of $23 for net cash proceeds of $1,042,436.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Consulting

During December 2016, the Company entered into an agreement for placement and advisory services related to the Company’s offering. The Company was obligated to pay a monthly fee of $15,000 for five months for these services commencing in March 2017. The contract was ultimately mutually terminated with no additional consideration required.

Operating Lease

During the six months ended June 30, 2018 and 2017, the Company paid $6,000 and $6,000, respectively, to its CEO for rent.

NOTE 8 - RELATED PARTY TRANSACTIONS

See Notes 4, 5, 6 and 7 for discussion of transactions with related parties.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent to June 30, 2018, the Company issued a total of 30,546 shares of its Class C Common stock for gross cash proceeds of $703,093.

The Company has evaluated events subsequent to the filing date and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2	Amended and Restated Bylaws (1)
4	Form of Subscription Agreement (2)
6.1	Investment Agreement between Sagoon Inc. and Sagoon, LLC (3)
6.2	Employment Agreement between Sagoon Inc. and Govinda Giri dated January 1, 2018 (4)
6.3	Lease agreement between Vatika Ltd., Vatika I.T. Parks Private Limited and Sagoon India Pvt. Ltd. dated January 5, 2017 (5)
8	Escrow Agreement (6)

(1)	Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417032393/v468671_ex2.htm

(2)	Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417002868/v456646_ex4.htm

(3)	Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417002868/v456646_ex6.htm

(4)	Filed as an exhibit to the Sagoon Inc. Form I-K (Commission File No. 24R00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420418022172/tv491091_ex6-2.htm

(5)	Filed as an exhibit to the Sagoon Inc. Form I-K (Commission File No. 24R00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420418022172/tv491091_ex6-2.htm

(6)	Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417037373/v471033_ex8.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2018.

Sagoon, Inc.

/s/ Govinda Giri

By Govinda Giri as Chief Executive Officer of Sagoon, Inc.
Date: September 27, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director
September 27, 2018

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